For Immediate Release

Nordion Inc. Declares Quarterly Dividend

OTTAWA, Canada, June 5, 2012 – The Board of Directors for Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today declared a quarterly dividend of US$0.10 per share on the outstanding common shares of the Company. The dividend is payable on July 3, 2012 to shareholders of record at the close of business on June 18, 2012.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

CONTACTS:

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tanya Pobuda
(613) 592-3400 x.2280
tanya.pobuda@nordion.com

SOURCE: Nordion